EXHIBIT 12.1

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for each of the periods indicated

	Three Months Ended March 31, 2011	Year Ended December 31
		2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$40,705	$151,222	$380,465	$296,217	$210,229	$451,760
Fixed charges:
Interest expense	65,270	248,301	246,510	308,178	333,328	194,630
Portion of rentals (33%)	12,542	52,828	52,800	49,107	44,546	44,099
Capitalized interest	444	1,418	1,676	2,803	2,012	3,374

Total fixed charges	78,256	302,547	300,986	360,088	379,886	242,103

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$118,517	$452,351	$679,775	$653,502	$588,103	$690,489

Ratio of earnings to fixed charges	1.51	1.50	2.26	1.81	1.55	2.85